GO LOCO, PBC

Balance Sheet as of February 20, 2022

TOGETHER WITH INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS

NAPER CPA GROUP

924 W. 75th Street
Suite 120 - 189
Naperville, IL 60565
+1 (815) 348-2421
omar@napercpa.com

INDEPENDENT ACCOUNTANT REVIEW REPORT

To the Management of GO LOCO, PBC

We have reviewed the accompanying consolidated financial statements of GO LOCO, PBC (the "Company"), which comprise the Balance Sheet as of Februaury 20, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Omar Alnuaimi, CPA

Naperville, IL
March 1, 2022

GO LOCO, PBC
BALANCE SHEET
AS OF FEBRUARY 20, 2022

ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$ 90,165
TOTAL CURRENT ASSETS	90,165
NON-CURRENT ASSETS	
Software License	190,000
Intellectual Property	110,000
TOTAL NON-CURRENT ASSETS	300,000
TOTAL ASSETS	390,165
LIABILITIES AND OWNER'S EQUITY	
CURRENT LIABILITIES	
Due to Related Party	68,000
Accounts Payable	7,242
Due to Employees	3,121
Short-Term Advance	100
TOTAL CURRENT LIABILITIES	78,463
NON-CURRENT LIABILITIES	
TOTAL NON-CURRENT LIABILITIES	-
TOTAL LIABILITIES	78,463
OWNER'S EQUITY	
Class A Common Stock (5,000,000 authorized @ $0.001, 1,763,500 issued)	1,764
Additional Paid-in-Capital	388,302
Retained Earnings (Deficit)	(78,363)
TOTAL SHAREHOLDERS' EQUITY	311,702
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$390,165

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

GO LOCO, PBC (the "Company") was incorporated under the laws of the State of Colorado as a Public Benefit Corporation (PBC). A PBC is a classification of a for-profit corporate entity that includes positive impact on society, workers, the community, and the environment in addition to profit as its legally defined goals. The public benefit purpose of GO LOCO, PBC is to create a tangible, material positive impact on society and the environment, taken as a whole, from the business and operations of the Company, including but not limited to: (1) Creating and supporting community-based and majority locally owned delivery cooperatives for food, goods and people (2) Creating of majority locally owned delivery cooperatives (3) Protecting of end-customer data and ordering habits (4) Enabling delivery cooperatives to return excess revenues to their local owners and community (5) Providing networking opportunities for co-ops to do work for distributed delivery networks and (6) Giving local organizations the electronic systems and tools they need to succeed in local delivery.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As a result, the Company records revenue when earned and expenses when incurred. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Intangible Assets

The Company acquired various Intellectual Assets consisting of copyrights, trade secret rights, and trademark rights. Consistent with FASB ASC 350-30-35, these assets have been deemed to have an indefinite useful life and shall not be amortized and are reviewed for impairment at least annually. The Company evaluates potential impairment by comparing the carrying amount of these assets with its estimated fair value. Should the carrying amount exceed the estimated fair value, a corresponding impairment charge would be recognized for the difference.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible Assets (cont.)

If impairment is present, the carrying value of the impaired asset is reduced to its fair value. As of February 20, 2022, no impairment loss has been recognized for Intangible Assets.

Software License

This relates to a software license contributed to the company (as part of an equity investment) by a shareholder. This Software License is perpetual and the carrying value is based on FMV of similar software licenses. The carrying value of the asset will be depreciated on a straight-line basis in accordance with Generally Accepted Accounting Principles in the United State of America.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of February 20, 2022, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition (cont.)

be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

The Company sustained net operating losses through the period presented. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of February 20, 2022, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

Due To Related Party

Balances related to technical services provided to the Company by current shareholders.

NOTE C – EQUITY

Class A Common Stock

Under the articles of incorporation, the total number of Class A common shares of stock that the Company shall have authority to issue is five million (5,000,000), $0.001 par value per share. As of February 20, 2022, 1,763,500 Class A common shares have been issued and are outstanding.

NOTE C – EQUITY (cont.)

Class B Common Stock

Under the articles of incorporation, the total number of Class B common shares of stock that the Company shall have authority to issue is five million (5,000,000), $0.001 par value per share. As of February 20, 2022, 0 Class B common shares have been issued and are outstanding.

NOTE D – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

NOTE E – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 1, 2022, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.